

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp. VI
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re: FinTech Acquisition Corp. VI**
> **Registration Statement on Form S-1**
> **Filed February 24, 2021**
> **File No. 333-253422**

Dear Mr. Cohen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 24, 2021

Limited payments to insiders, page 22

1. You refer here and elsewhere in the prospectus to (1) the payment of "certain consulting fees" to persons engaged by an entity affiliated with certain of your directors and officers and (2) at closing of the initial business combination to "a customary advisory fee to affiliates of our sponsor, in an amount that constitutes a market standard advisory fee for comparable transactions and services provided." Please file these agreements as exhibits, identify the counterparties, and provide additional disclosure regarding the nature of the agreements and the material terms thereof. As appropriate, quantify the fees and describe the manner in which they will be calculated. Also disclose if there are any limitations on these fees.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at 202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Energy & Transportation

cc:　　Mark E. Rosenstein, Esq. of Ledgewood, PC